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SEC FILE NUMBER
8- 50280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FBR Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Nineteenth Street North
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle R. Schutt 703.312.9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street	Baltimore	MD	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Janelle R. Schutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Investment Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Arlington
Commonwealth of Virginia
Sworn to and subscribed before me this 9
day of February 20 06
Witness my hand and official seal.
[signature] Notary Public

[signature]
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEREDITH L. BANKS
Notary Public
Commonwealth of Virginia
My Commission Exps. Aug. 31, 2008

FBR Investment Services, Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore, Maryland 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors of
FBR Investments Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FBR Investments Services, Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 24, 2006

FBR Investment Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	1,180,130
Receivables		
Clearing broker		139,297
Other		818,880
Investment securities, at fair value		10,554
Furniture and equipment, net of accumulated depreciation of $101,221		3,594
Prepaid expenses and other assets		23,900
Total assets	$	2,176,355
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	643,788
Accrued compensation and benefits		143,722
Due to affiliates		75,374
Total liabilities		862,884
Stockholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		25,150,455
Advances to affiliate		(564,829)
Accumulated deficit		(23,273,155)
Total stockholder's equity		1,313,471
Total liabilities and stockholder's equity	$	2,176,355

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

FBR Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates as an online investment bank and electronic brokerage as well as a distributor of related mutual funds. The Company is a wholly owned subsidiary of FBR TRS Holdings, Inc. ("FBR TRS Holdings"), which is a wholly owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Most of the cash and cash equivalents are held in one US financial institution.

Securities Transactions
The Company acts as an introducing broker executing transactions for customers and forwarding all such transactions to a clearing broker on a fully disclosed basis. The Company neither holds funds or securities for, nor owes funds or securities to, customers.

Depreciation
Furniture and equipment are depreciated using the straight-line method over their estimated useful lives of five years. During 2005, the Company wrote off $7.6 million in fully amortized software because the asset is no longer in use.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold and less amounts payable for unsettled securities purchased by the Company.

4. Related-Party Transactions

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record costs, which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the company been operated as an unaffiliated corporation.

During 2005, the Company recorded advances to affiliate of $564,829 that is due from FBR TRS Holdings. The Company and FBR TRS Holdings have not agreed on a formal plan of repayment and accordingly the advance has been recorded in stockholders equity.

On a monthly basis, the Company reimburses FBR Group for its share of compensation that FBR Group pays employees. This amount is presented as a payable to affiliates.

FBR TRS Holdings has agreed to fund any capital or cash shortfalls of the Company through December 31, 2006.

5. Income Taxes

The Company joins in the filing of a consolidated Federal income tax return with FBR TRS Holdings, Inc. The Company's current income expense or benefit is calculated generally on a separate company basis. Losses and benefits are included as utilized in the consolidated return. Payments and refunds are settled with FBR Holdings, Inc. pursuant to the written tax sharing agreement. The benefit for income taxes consists of:

	Federal	State	Total
Current income tax expense/(benefit)	$ (519,219)	$ -	$ (519,219)
Deferred income tax expense	1,435	-	1,435
Total benefit	$ (517,784)	$ -	$ (517,784)

At December 31, 2005, advances to affiliates includes a current federal income tax receivable from affiliate of $564,829. In addition, a current income tax receivable of $1,000 is included in prepaid expenses and other assets.

At December 31, 2005, the Company had a net deferred tax asset of $1,873, which was attributable solely to depreciation.

6. Off-Balance-Sheet Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are settled by an unrelated clearing broker that also maintains custody of customer securities and provides financing to customers. Through an indemnification provision in the Company's agreement with its clearing broker, the Company's customer activities may expose it to off-balance-sheet credit risk. The Company may have to reimburse the clearing broker for losses incurred at prevailing market prices in the event the customer fails to settle a trade according to its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with underwriting and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets.

Positions taken and commitments made by the Company in connection with its investment banking activities may involve significant exposure to individual issuers and industry sectors, including non-investment grade securities which have low trading volumes. This may expose the Company to a higher degree of risk than is associated with investment grade instruments.

A substantial portion of the Company's revenues in any given year may be derived from a small number of investment banking transactions or may be concentrated in a particular industry.

7. Commitments and Contingencies

As of December 31, 2005, the Company was not a defendant or plaintiff in any lawsuit or arbitration that was expected to have a material adverse effect on the Company's financial condition. However, the Company is subject to regulatory oversight relating to its various businesses, including examination by regulatory bodies and requests for information relating to such examinations. There can be no assurance that these matters will not have a material adverse effect on the Company's financial condition or results of operations in a future period.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations or indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. The Company is subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's operating results and financial condition.

8. Net Capital Computation

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $465,514, which was $365,514 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.85 to 1 at December 31, 2005.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.